Mail Stop 7010

September 7, 2005

Via U.S. mail and facsimile (604) 269-6623

Mr. Yan Liu
President
Toro Ventures Inc.
2498 West 41st Ave., Suite 232
Vancouver, British Columbia
Canada V6M 2A7

Re: Toro Ventures Inc.
Registration Statement on Form SB-2
Filed August 15, 2005
File No. 333-127520

Dear Mr. Liu:

	We have reviewed your filing and have the following
comments.
Where indicated, we think you should revise your document in
response
to these comments. If you disagree, we will consider your
explanation as to why our comment is inapplicable or a revision is
unnecessary. Please be as detailed as necessary in your
explanation.
In some of our comments, we may ask you to provide us with
information so we may better understand your disclosure. After
reviewing this information, we may raise additional comments.

	Please understand that the purpose of our review process is
to
assist you in your compliance with the applicable disclosure
requirements and to enhance the overall disclosure in your filing.
We look forward to working with you in these respects. We welcome
any questions you may have about our comments or any other aspect
of
our review. Feel free to call us at the telephone numbers listed
at
the end of this letter.

General

1. It appears you are a blank check company as defined in Rule 419
of
Regulation C in view of the following:

* You are a development stage company and your stock is penny
stock.

* You have not yet commenced operations.

* You have no assets except for cash and prepaid expenses and no

employees.

* You will be unable to implement your business plan without
substantial additional funding and there appears to be no efforts
or
current plans for obtaining this funding.

* Your registration statement contains very general disclosure
related to the nature of your business plan.

Please disclose in an appropriate section of your registration
statement that you are a blank check company and the meaning of
that
designation. In responding to this comment, please disclose any
current plans, arrangements, commitments or understandings to
engage
in a merger or acquisition with another company.

2. Please ensure that information provided in the registration
statement is consistent throughout, including, but not limited to
your fiscal year end date as indicated on pages 6 and 24.

3. We note your disclosure on page 16 that you do not intend to
open
any new stores; enter into any type of new business; or, purchase
equipment or other assets in the short term. Please revise to
quantify the time period you mean by "short term" and also
disclose
this in your summary.

4. We note from the notes to your financial statements that Toro
Ventures is "developing business ventures in the Peoples Republic
of
China." On page 6 in your Summary you state that you intend to
commence operations as a fast food company. Please confirm that
this
is an accurate description of your business or revise to more
fully
describe the business ventures you intend to develop.

5. Please explain in an appropriate section of your registration
statement why you are becoming a public reporting company. Please
address in your filing at a minimum in your Plan of Operation the
costs you have incurred in connection with this offering, despite
not
receiving any proceeds of this offering, and the costs that you
will
incur in the future with respect to your Exchange Act reporting
obligations.

6. It appears that you did not file on Edgar Part II of your Form
SB-
2, which includes Items 24 through 28 of that form. Please file a
Part II amendment with this information as soon as possible. We
may
have further comment after reviewing your Part II amendment.

7. Do you have a website? If so, please consider disclosing that in
your next amendment.

Cover page of registration statement
8. Please revise to indicate the number of shares to be registered
rather than a dollar amount.
9. Footnote 1 to the registration fee table indicates that the "last
sale price" on May 26, 2005 was used to calculate the proposed
maximum offering price. Given that your common stock is not traded
on any market, please clarify that the "last sales price" is the
price used for the Regulation S offering. We also note that you rely
on Rule 457 to calculate the registration fee. Please revise to
refer to the appropriate subsection of Rule 457.

Cover Page of Prospectus

10. We note your disclosure here and elsewhere in your document you
refer to having your shares traded on the Bulletin Board. Please
revise to use the full name "Over the Counter Bulletin Board" or
"OTCBB" to eliminate any confusion. We also understand that the
OTCBB is a quotation medium for subscribing NASD members and is not
an issuer listing service. Further, only market makers can apply to
quote securities on the OTCBB. Please revise your disclosure to
state, if true, that you intend to contact an authorized OTCBB market
maker for sponsorship of your securities on the OTCBB.

11. If you plan to apply for listing on the OTC Bulletin Board upon
effectiveness of this registration statement, please also disclose
that your common stock may not be accepted for quotation on the OTC
Bulletin Board.

12. Please confirm that your cross-reference to your risk-factors
section appears highlighted by prominent type or in another manner or
revise, as necessary. Refer to Item 501(b)(5) of Regulation S-B.

13. If the prospectus will be used before the effective date of the
registration statement, please revise to comply with the requirements
of Item 501(b)(10) of Regulation S-B. Otherwise, please confirm to
us that it will not be used before the effective date.

Summary, page 6

14. We note the disclosure regarding the estimated costs to complete
your business plan. Please disclose that you have no current plans
to raise these funds. We note your disclosure on page 16.

15. Please revise to explain how Yan Liu became engaged in your
proposed business.

Risk Factors, page 5

16. Please revise your risk factors section in accordance with the
guidance found in our Staff Legal Bulletin No. 7. You can find this
bulletin on our website at
http://www.sec.gov/interps/legal/cfslb7a.htm. Your revision should
eliminate the numbers you currently use for each risk factor and
present each risk with a subheading sentence that states and
characterizes succinctly the risk factor information that follows.
We may have further comment after we review your revised response.

17. Please add a risk factor that addresses the risk associated with
the fact that your articles of incorporation authorize the issuance
of 75,000,000 shares of common stock, that these shares may be issued
without security holder approval and that these shares when issued
may be granted voting powers, rights and preferences that differ from
and may be superior to those of the registered shares.

18. Please add a risk factor addressing the risks associated with the
costs of being a public reporting company in the United States.

19. Please add a risk factor that discusses risks related to your
need for additional funding and lack of a specific plan to obtain
this funding. We note your disclosure on page 16.

20. Please discuss the fact that your sole officer and director owns
approximately 51.33% of the common shares, which gives him
significant control over the company. Discuss all risks faced by
other shareholders as a result of this control, such as the relative
inability of other shareholders to influence the company and its
decisions.

21. Please add a risk factor that discusses risks associated with
enforcing your Franchise Agreement, given that the territory at issue
is in China and both companies are located in Canada.

22. Please add a risk factor that discusses risks related to your

lack of insurance coverage. We note your disclosure on page 14.

Because our sole executive officer will only be devoting. . . ,
page
8

23. Please revise to quantify "limited time" in this risk factor.

Use of Proceeds, page 9

24. Please disclose with quantification how you used or intend to
use
the proceeds you received from the sales of your securities to the
selling security holders.

Plan of Distribution, page 9

25. We note your disclosure throughout this section. Please
describe
in greater detail the methods by which selling security holders
may
sell their registered shares and confirm that you have disclosed
all
of the methods that they may use.

26. We note the disclosure in the first sentence of the third
paragraph regarding the use of Rule 144 under the Securities Act.
Please describe the requirements of Rule 144 in greater detail.
For
example, we note that it does not appear that any selling security
holder has held their shares for more than one year.

27. We note your statement that "the selling shareholders may also
sell their shares directly to market makers acting as principals
or
brokers or dealers, who may act as agent or acquire the common
stock
as a principal." If the selling shareholders enter into an
agreement, after effectiveness, to sell their shares to a broker-
dealer as principal and the broker-dealer is acting as an
underwriter, then the company needs to file a post-effective
amendment to the registration statement identifying the broker-
dealer, providing the required information on the plan of
distribution, revising the appropriate disclosures in the
registration statement, and filing the agreement as an exhibit to
the
registration statement. Additionally you should be aware that
prior
to any involvement of any broker-dealer in the offering, such
broker-
dealer must seek and obtain clearance of the underwriting
compensation and arrangements from the NASD Corporate Finance
Department. Please revise the disclosure in this section to delete
the reference(s) to selling to broker-dealers as principals or
indicate in the disclosure that the company will file a post-
effective amendment addressing the above information. We may have
further comment.

28. Please supplementally tell us and briefly disclose in your
prospectus whether you or any of the selling security holders
intend
to use any means of distributing or delivering your prospectus
other
than by hand or the mails, such as various means of electronic
delivery. In addition, please tell us and briefly disclose in
your
prospectus whether you or any of the selling security holders
intend
to use any forms of prospectus other than printed prospectuses,
such
as CD-ROMs, videos, etc. and provide us copies of all such
prospectuses. See SEC Releases No. 33-7233 and No. 33-7289.

29. Please supplementally tell us whether you or any of the
selling
security holders have any arrangements with a third party to host
or
access your preliminary prospectus on the Internet. If so, please
tell us who the party is and the address of the website. In
addition, please describe the material terms of the agreement and
provide us with a copy of any written agreement. Finally, please
provide us with copies of all information concerning your company
or
your offering that appears on the third-party website.

30. Please disclose whether Toro Ventures or anyone acting on its
behalf will take affirmative steps to request or encourage any
broker-dealer to act as a market-maker for Toro Ventures`
securities.
If so, you should discuss whether there have been any preliminary
discussion or understandings between Toro Ventures and any market
maker. Also, summarize these discussions and identify the
participants involved. However, should you decide to undertake
these
efforts at a later date, disclose when, how and by whom.

Description of Business, page 13

31. Please disclose the information required by Item 404(d) of
Regulation S-B.

32. Please discuss any previous experience Mr. Liu has had with
blank
check companies. Also, please discuss those Mr. Liu will be
involved
in the future. The discussion should include, for each blank
check
company, the aggregate dollar amount raised, purpose of the
offering,
any mergers or acquisitions that have occurred, dates of such
transactions, consideration given and received and Mr. Liu`s
subsequent involvement in the company. We may have further
comment.

33. Please identify the person or persons who formed your company and
appointed Mr. Liu as your sole officer and director.

Principal Products or Services and Their Markets, page 13

34. Please revise to provide quantitative and qualitative support for
the following statements:
* "same successful differentiation strategy" in the first sentence of
the second paragraph of this section;
* "the Chinese economy has seen tremendous growth and this growth has
filtered down to its citizens through an increase in their per capita
income;"
* "[t]his increase in affluence among the Chinese population has
increased their desire and willingness to pay for goods and services
that are of higher quality and of foreign design or origin;"
* "there is a strong interest for products and services that are of
North American style, such as fashion, technology, and food."

35. Please revise to explain what you mean by "Certified Angus Beef"
in the second paragraph.

36. Please revise to describe Big-On-Burgers` operations in
Canada.

37. Please disclose in more detail the current market for North
American fast food in China.

38. Please describe the research in more detail that your director is
undertaking to determine the precise location in China where you will
open your franchise.

Management`s Discussion and Analysis or Plan of Operations

Plan of Operation, page 15

39. Your Plan of Operation should provide shareholders a meaningful
way to formulate expectations and to assess future performance.
Revise your plan of operation to include an expected time frame for
completing each goal/milestone you identify, and update these
disclosures in future filings.

40. Please disclose any expected hiring due to the commencement of
your plan of operation. Please refer to Item 303(a)(iv) of
Regulation S-B.

41. Please discuss the timing for commencing operations and when you
anticipate being profitable. In responding to this comment, please
discuss the significant debt obligations that you will incur to
finance the property acquisition and the turbine construction, as
well as the anticipated costs of operation.

Governmental Regulation, page 15

42. Please identify the specific government approvals that you will
need. For each, discuss the status of the approval within the
government approval process, or, if you have not yet applied for it,
disclose when you will apply. Please also describe more fully how
you will ensure compliance with Chinese provincial health,
sanitation, safety, environmental and fire agency regulations.

Offices, page 16

43. Please revise to disclose the information required by Item 102 of
Regulation S-B, including, but not limited to, the condition and
limitations on ownership of your offices. We note from your
statement of operations and deficit that you had facilities costs of
$3,000.

Patents and Trademarks, page 15

44. Please revise to describe more fully the Big-On-Burgers
trademark. For example, where is it registered?

Officers and Directors, page 18

45. Please revise Mr. Liu`s biographical information to disclose
whether he has any accounting and/or finance background.

46. Please disclose the actual number of hours per week and
percentage of time that Mr. Liu is currently devoting to your
business.

Executive Compensation, page 19

47. We note your disclosure that Mr. Liu received no compensation for
the year 2005. Please explain to us what the entry "management fees
$4,000" means on your statement of operations and deficit for the
initial period ended June 30, 2005.

Selling Shareholders, page 21

48. Please indicate the natural person or persons having sole or
shared voting and investment control over the securities held by Big-

On-Burgers Restaurants. Refer to telephone interpretation 4S in the
Regulation S-K section of the March 1999 supplement to our "Manual of
Publicly Available Telephone Interpretations" that is available on
the Commission`s website at http://www.sec.gov.

49. Please advise us as to whether any of the selling security
holders are affiliated for purposes of determining beneficial
ownership. In this regard, we note that several selling security
holders share the same last name.

50. Please describe the relationship between your sole officer and
director and the selling shareholders.

Description of Securities, page 22
Common Stock, page 22

51. Please revise to explain what you mean by "ratable rights" and
"share ratably" in the first and second bullets under this
section.

52. We note your disclosure on page 22 that "all shares of common
stock which are the subject of this offering, when issued, will be
fully paid for and non-assessable." Are there shares that you are
registering that are not yet issued? Please advise. We may have
further comment based on your response.

Future Sale of Shares, page 22

53. We note the disclosure regarding the availability of Rule 144
under the Securities Act. We direct your attention to a No-Action
Letter dated January 21, 2000 to Ken Worm, Assistant Director, OTC
Compliance Unit, NASD Regulation, Inc. That letter illustrates our
position that shares in a blank check company held by promoters or
affiliates, as well as their transferees, may not be resold pursuant
to Rule 144. Please confirm your awareness of this position and
provide adequate disclosure setting forth this position and how it
applies to the shares of your common stock held by Mr. Liu.

Financial Statements, page 29
Financial Statements
General

54. It is not clear to us why you have not included a statement of
shareholders` equity. Please ensure that you have included all of
the appropriate financial statements as required by Item 310 of
Regulation S-B.

55. Additionally, it is not clear to us why your financial statements
have not been prepared in accordance with SFAS 7 "Accounting and
Reporting by Development Stage Enterprises." Please advise or

revise.

Report of Independent Registered Public Accounting Firm, page 26

56. Based upon the report, it appears that your financial statements
have been prepared in accordance with Canadian generally accepted
accounting principles. According to Item 310 of Regulation S-B,
financial statements of a small business issuer shall be prepared
in
accordance with generally accepted accounting principles of the
United States. If applicable, please request that your auditor
revise his report to clearly state that your financial statements
are
in conformity with generally accepted accounting principles of the
United States. Additionally, please include a footnote to your
financial statements explaining the basis of presentation of your
financial statements.

57. It appears that your audit report was signed by an audit firm
based in Vancouver, B.C., Canada. In accordance with Article 2 of
Regulation S-X, we believe that the audit report of a registrant
(that is not a foreign private issuer) should ordinarily be
rendered
by an auditor licensed in the United States. Further guidance may
be
found in Section 5.J of "International Reporting and Disclosure
Issues in the Division of Corporation Finance" on the Commission`s
website at
<http://www.sec.gov/divisions/corpfin/internatl/issues1004.htm>.
Please tell us why you selected an auditor licensed outside of the
United States to audit your financial statements, in light of the
fact that you were incorporated in Nevada. Tell us where the
audit
was physically performed and where the operations and assets of
the
company are physically located. Please note that it is your
responsibility to provide financial statements audited by an
auditor
who meets the requirements of Rule 2-01(a) of Regulation S-X.
Please
tell us how you determined that you meet those requirements.
Also,
please tell us what consideration you gave to Nevada state laws
governing audits of Nevada incorporated companies performed by
foreign auditors.

58. The first risk factor on page 7 indicates that your auditor
has
issued a going concern opinion. Request your auditor to include
an
explanatory paragraph in his audit opinion indicating such, if
appropriate based on AU Section 341. Additionally, this fact
should
be disclosed in the notes to your financial statements.

Comprehensive Income

59. Provide the disclosures required by SFAS 130 "Reporting
Comprehensive Income."

Balance Sheet, page 27

60. Please tell us and disclose what makes up the prepaid expenses
balance, what consideration was given and who these amounts were
paid
to.

Statement of Operations and Deficit, page 28

61. Please tell us who management fees were paid to and what those
fees represent.

Statement of Changes in Cash Flow, page 29

62. It appears to us that your statement of cash flows does not
fully
comply with SFAS 95. Please revise your statement of cash flows
to:

* exclude non-cash investing and financing activities, including
investment in franchise rights and;
* include only cash received for equity issuances in financing
activities.

Note 2-Summary of Significant Accounting Policies, page 30
Foreign Currency Translation, page 30

63. Disclose your functional currency and demonstrate to us how
you
determined that it complies with appendix A of SFAS 52.

Loss Per Share, page 30

64. We note on page 11, that approximately 5.8 million common
shares
were outstanding as of May 26, 2005. Please provide all
disclosures
required by SFAS 128, including the number of shares used in
determining the loss per share.

Note 3-Investment in Franchise, page 30

65. We note that you issued 275,000 shares of common stock valued
at
$25,000 to acquire the rights to establish franchise outlets in
parts
of the People`s Republic of China. Tell us what basis you used in
determining that the intangible value was $25,000. Additionally,
disclose your basis for determining that your intangible asset is
not
impaired, including when you expect it to begin generating
positive
cash flows.

Note 4-Obligation to Issue Shares, page 31
Note 5-Share Capital, page 31

66. Please explain, and provide accounting guidance supporting, why
you believe that you have an obligation to issue shares which results
in a liability on your balance sheet. Based on your disclosures on
page 21, it appears that the shares have been issued and the selling
shareholders currently own shares of your Company, therefore creating
equity not a liability. Additionally, please ensure that you have
used the correct date for the balance of shares in Note 5.

Exhibit 5 - Legal Opinion

67. We note the fourth numbered sentence on page one of counsel`s
opinion. Please tell us who Bing Wong is and make any necessary
revisions here or in your prospectus. As currently drafted, your
prospectus indicates that there is only one officer and director, Yan
Liu.

68. Please have counsel revise to delete the assumption in paragraph
C on page two of the opinion. It is inappropriate to assume away the
legal standing of the corporation.

69. Please have counsel revise to use terms consistently throughout
the opinion. For example, we note that the first full paragraph
under paragraph D on page two refers to "Common Shares" rather than
"Common Stock" as defined in the first paragraph of the opinion.

70. Please also have counsel revise the first sentence of the last
paragraph on the second page to remove the implication that
shareholders or investors are not entitled to rely on the opinion.

Exhibit 10 - Franchise Agreement

71. Please re-file a signed copy of your Franchise Agreement.

* * * *
     As appropriate, please amend your registration statement in
response to these comments. You may wish to provide us with marked
copies of the amendment to expedite our review. Please furnish a
cover letter that is filed on EDGAR with your amendment that keys
your responses to our comments and provides any requested
information. Detailed cover letters greatly facilitate our

review.
Please understand that we may have additional comments after
reviewing your amendment and responses to our comments.

        We urge all persons who are responsible for the accuracy and
adequacy of the disclosure in the filing to be certain that the
filing includes all information required under the Securities Act
and
that they have provided all information investors require for an
informed investment decision. Since the company and its
management
are in possession of all facts relating to a company`s disclosure,
they are responsible for the accuracy and adequacy of the
disclosures
they have made.

        Notwithstanding our comments, in the event the company
requests
acceleration of the effective date of its registration statement,
it
should furnish a letter, at the time of such request,
acknowledging
that:

* should the Commission or the staff, acting pursuant to delegated
authority, declare the filing effective, it does not foreclose the
Commission from taking any action with respect to the filing;

* the action of the Commission or the staff, acting pursuant to
delegated authority, in declaring the filing effective, does not
relieve the company from its full responsibility for the adequacy
and
accuracy of the disclosure in the filing; and

* the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the
Commission or any person under the federal securities laws of the
United States.

        In addition, please be advised that the Division of
Enforcement
has access to all information you provide to the staff of the
Division of Corporation Finance in connection with our review of
your
filing or in response to our comments on your filing.

        We will consider a written request for acceleration of the
effective date of the registration statement as confirmation of
the
fact that those requesting acceleration are aware of their
respective
responsibilities under the Securities Act and the Exchange Act as
they relate to the proposed public offering of the securities
specified in the above registration statement. We will act on the
request and, pursuant to delegated authority, grant acceleration
of
the effective date.

        We direct your attention to Rules 460 and 461 regarding
requesting acceleration of a registration statement. Please allow
adequate time after the filing of any amendment for further review
before submitting a request for acceleration. Please provide this
request at least two business days in advance of the requested
effective date.

        You may contact Melinda Hooker, Staff Accountant, at (202)
551-
3732 or, in his absence, John Cash, Accounting Branch Chief, at
(202)
551-3768 if you have questions regarding comments on the financial
statements and related matters. Please contact Lesli Sheppard,
Senior Staff Attorney, at (202) 551-3708, or in her absence, me at
(202) 551-3760 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director
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Mr. Yan Liu
Toro Ventures Inc.
September 7, 2005
Page 13

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

        DIVISION OF
   CORPORATION FINANCE